SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 6-K/A



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  July 1, 2002



                           Telewest Communications plc
                           ---------------------------
                 (Translation of Registrant's Name into English)

  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
  -----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F      X                                     Form 40-F _______
                   -----------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes________                                          No      X
                                                                 -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

         This Form 6-K/A amends Telewest's US GAAP audited consolidated financial statements as of and for the period ended December 31, 2001, as filed by Telewest on Form 6-K on March 29, 2002 and attached as Exhibit 99.1 thereto (the "2001 Financial Statements"). Telewest is filing this amendment to make changes to the following sections of the 2001 Financial Statements in response to SEC comments:

         o        page 2, Consolidated Statements of Operations;

         o        page 10, Note 3 ("Property and Equipment");

         o        page 11, Note 3 ("Revenue Recognition");

         o page 13, Note 3 ("Business Combinations and Goodwill and Other Intangible Assets - SFAS 141 and SFAS 142");

         o        page 17, Note 5 ("Impairment of Assets");

         o        page 19, Note 9 ("Combined Financial Position"); and

         o        page 37, Note 23 ("Segmental Information").

         The 2001 Financial Statements included in the Form 6-K filed by Telewest on March 29, 2002 are hereby amended and restated in their entirety in the form attached to this report as Exhibit 99.1.








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

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   Telewest Communications plc



Dated: July 1, 2002                By: /s/ Clive Burns
                                       ------------------------
                                       Name:  Clive Burns
                                       Title: Company Secretary















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

                                  EXHIBIT INDEX



Exhibit           Description
-------           -----------
 99.1             Telewest Communications plc US GAAP Audited Consolidated
                  Financial Statements as of and for the period ended December
                  31, 2001.
















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